UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number:

URANIUM ROYALTY CORP.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1090

(Primary Standard Industrial Classification Code Number (if applicable))

98-1507764

(I.R.S. Employer

Identification Number (if applicable))

Suite 1830, 1030 West Georgia Street,

Vancouver, British Columbia, V6E 2Y3, Canada

(604) 396-8222

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without par value	UROY	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

[ ]	Annual information form	[ ]	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	[ ]	No	[X]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	[ ]	No	[ ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	[X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

EXPLANATORY NOTE

Uranium Royalty Corp. (the “Company”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange. The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined by Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

References to the “Registrant” or “Company” in this Registration Statement mean Uranium Royalty Corp. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.58, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.55 through Exhibit 99.58, inclusive, as set forth in the Exhibit Index attached hereto and as required by General Instruction D.(9) of Form 40-F.

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 40-F and the exhibits attached hereto may contain certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, and within the meaning of Canadian securities laws, collectively referred to as “forward-looking statements.” The forward-looking statements contained in this Registration Statement on Form 40-F are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference in this Registration Statement on Form 40-F are made only as of the respective dates set forth in such exhibits. The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Without limitation, these statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate,” “plan,” “contemplate,” “continue,” “estimate,” “expect,” “intend,” “propose,” “might,” “may,” “will,” “shall,” “project,” “should,” “could,” “would,” “believe,” “predict,” “forecast,” “target,” “aim,” “pursue,” “potential,” “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied on.

1

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including, among other things, the following the Company’s ability to complete proposed acquisitions and the impact of such acquisitions on the Company’s business; market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; the impacts of the COVID-19 on the business of the Company and the operators of the projects underlying its projects the ongoing operation of the properties in which the Company holds or may hold uranium interests; and the accuracy of public statements and disclosure made by the owners or operators of the properties underlying the Company’s interests. Without limitation, this Registration Statement and the exhibits attached hereto contain forward-looking statements pertaining to the following the expected completion of proposed acquisition and the benefits therefrom; statements with respect to future events or future performance; the impact of general business and economic conditions; future debt levels, financial capacity, liquidity and capital resources; anticipated future sources of funds to meet working capital requirements; future capital expenditures and contractual commitments; expectations respecting future financial results; expectations with respect to the Company’s financial position; expectations regarding the Company’s growth and results of operations; the Company’s dividend policy; conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used; the financial and operational strength of counterparties; production volumes; mineral resources and mine life; governmental regulatory regimes with respect to environmental matters; and governmental taxation regimes.

Investors are cautioned that forward-looking statements are not guarantees of future performance and actual results could differ materially from those anticipated in these forward-looking statements as a result of the following risk factors: dependence on third party operators; the Company has limited or no access to data or the operations underlying its interests; risks faced by owners and operators of the properties underlying the Company’s interest, including title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests; the Company is dependent on future payments from owners and operators of its royalty and other interests; volatility in market prices and demand for uranium and the market price of the Company’s other investments; risks related to epidemics, pandemics and other health crises including COVID-19; fluctuations in the market prices of the Company’s investments; commodities price risks; risks associated with future acquisitions; changes in general economic, financial, market and business conditions in the industries in which uranium is used; risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates; the impact of project costs on profit based royalties, such as net profit interests; risks related to the public acceptance of nuclear energy in relation to other energy sources; alternatives to and changing demand for uranium; the absence of any public market for uranium; changes in the technologies pertaining to the use of uranium; changes in legislation, including permitting and licensing regimes and taxation policies; risks relating to buy-back and similar rights held by the operators of the Company’s interests; royalties, streams and similar interests may not be honored by operators of a project; any inability of the Company to obtain necessary financing when required on acceptable terms or at all; risks related to the competitive nature of the royalty and streaming business; regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located; risks related to interest rate fluctuations and foreign exchange rate fluctuations; any inability of the Company to execute its growth strategy; any inability to attract and retain key employees; litigation; risks associated with First Nations land claims; potential conflicts of interests; any inability to ensure compliance with anti-bribery and anti-corruption laws; any future expansion of the Company’s business activities; any failure to maintain effective internal controls; and the other factors discussed in the Company’s public filings, including those set out under “Risk Factors” in the Company’s Annual Information Form for the year ended April 30, 2020 (the “AIF”) filed as Exhibit 99.1 to this Registration Statement on Form 40-F. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Registration Statement on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.

2

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this Registration Statement on Form 40-F, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this Registration Statement on Form 40-F and in any document incorporated by reference herein or therein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Definition Standard or JORC Code (as such terms are defined below), as applicable. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standard”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 will be rescinded and replaced. As a foreign private issuer filing a Registration Statement on this Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system (“MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Company either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the MJDS, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this Registration Statement on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves,” “probable reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

3

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition to NI 430-101, a number of resource estimates included in this Registration Statement on Form 40-F and in the documents incorporated herein and therein by reference have been prepared in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”), which differs from the requirements of NI 43-101 and the United States securities laws. Accordingly, information contained in this Registration Statement on Form 40-F and the portions of documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on April 30, 2020, based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.391. The exchange rate of United States dollars into Canadian dollars, on April 21, 2021 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00-CDN$1.2523.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF THE SECURITIES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s AIF for the fiscal year ended April 30, 2020, filed as Exhibit 99.1 to this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Registrant’s contractual obligations, including payments due for each of the next five years and thereafter as at April 30, 2020:

	Payments due by period
Contractual Obligations	Total C$	less than 1 year C$	1-3 years C$	3-5 years C$	more than 5 years C$
Government Loan Payable	$40,000	-	$40,000	-	-
Total	$40,000	-	$40,000	-	-

4

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://www.uraniumroyalty.com, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Registration Statement relates.

Any changes to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 22, 2021

URANIUM ROYALTY CORP.

By:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the fiscal year ended April 30, 2020
99.2	Certification of Annual Filings (CEO) dated April 5, 2021
99.3	Certification of Annual Filings (CFO) dated April 5, 2021
99.4	Management’s Discussion and Analysis for the three and nine months ended January 31, 2021
99.5	Condensed Interim Consolidated Financial Statements (unaudited) for the three and nine months ended January 31, 2021
99.6	Certification of Interim Filings (CEO) dated March 31, 2021
99.7	Certification of Interim Filings (CFO) dated March 31, 2021
99.8	Material Change Report dated March 30, 2021
99.9	News Release dated March 30, 2021
99.10	Material Change Report dated February 19, 2021
99.11	News Release dated February 11, 2021
99.12	Management’s Discussion and Analysis for the three and six months ended October 31, 2020
99.13	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and six months ended October 31, 2020
99.14	Certification of Interim Filings (CEO) dated December 16, 2020
99.15	Certification of Interim Filings (CFO) dated December 16, 2020
99.16	News Release dated November 25, 2020
99.17	Form of Proxy with respect to annual general meeting of shareholder held on December 16, 2020
99.18	Notice and Access Notice to Shareholders dated October 29, 2020
99.19	Notice of Annual General Meeting of Shareholders dated October 29, 2020
99. 20	Management Information Circular dated October 29, 2020
99.21	Material Change Report dated October 14, 2020
99.22	Management’s Discussion and Analysis for the three months ended July 31, 2020
99.23	Condensed Interim Consolidated Financial Statements (unaudited) for the three months ended July 31, 2020
99.24	Certification of Interim Filings (CEO) dated September 23, 2020
99.25	Certification of Interim Filings (CFO) dated September 23, 2020
99.26	Material Change Report dated September 2, 2020
99.27	News Release dated September 2, 2020
99.28	Management’s Discussion and Analysis for the year ended April 30, 2020
99.29	Audited Consolidated Financial Statements for the year ended April 30, 2020
99.30	Certification of Annual Filings (CEO) dated August 17, 2020
99.31	Certification of Annual Filings (CFO) dated August 17, 2020
99.32	Letter from Former Auditor dated June 1, 2020
99.33	Letter from Successor Auditor dated June 1, 2020
99.34	Notice of Change of Auditor dated June 1, 2020
99.35	Management’s Discussion and Analysis for the three and nine months ended January 31, 2020
99.36	Condensed Interim Consolidated Financial Statements (unaudited) for the three and nine months ended January 31, 2020
99.37	Certification of Interim Filings (CEO) dated March 25, 2020
99.38	Certification of Interim Filings (CFO) dated March 25, 2020
99.39	News Release dated January 21, 2020
99.40	Management’s Discussion and Analysis for the three and six months ended October 31, 2019
99.41	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and six months ended October 31, 2019
99.42	Certification of Interim Filings (CEO) dated December 30, 2019
99.43	Certification of Interim Filings (CFO) dated December 30, 2019
99.44	News Release dated December 23, 2019
99.45	Material Change Report dated December 16, 2019
99.46	Material Change Report dated December 16, 2019
99.47	Documents Affecting Rights of Securityholders dated December 6, 2019
99.48	News Release dated December 11, 2019
99.49	News Release dated December 6, 2019
99.50	Prospectus dated November 22, 2019
99.51	Articles and By-laws
99.52	Technical Report on the Roughrider Uranium Deposit Royalty, Saskatchewan, dated effective October 23, 2019
99.53	Code of Business Conduct and Ethics dated September 24, 2019
99.54	Audited Consolidated Financial Statements for the year ended April 30, 2019 and 2018
99.55	Consent of Pieter I. Du Plessis, P.Geo
99.56	Consent of Darcy Hirsekorn
99.57	Consent of PricewaterhouseCoopers LLP
99.58	Consent of Ernst & Young LLP